    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 2001
                                                      REGISTRATION NO. 333-65626

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        --------------------------------

                          BIO-TECHNOLOGY GENERAL CORP.
             (Exact Name of Registrant as Specified in Its Charter)

                                    DELAWARE
                  (State or Other Jurisdiction of Incorporation
                                or Organization)

                                   13-3033811
                     (I.R.S. Employer Identification Number)
                     ---------------------------------------

                              70 WOOD AVENUE SOUTH
                            ISELIN, NEW JERSEY 08330
                                 (732) 632-8800
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                   -----------------------------------------

                                ROBERT SHAW, ESQ.
                          BIO-TECHNOLOGY GENERAL CORP.
                              70 WOOD AVENUE SOUTH
                            ISELIN, NEW JERSEY 08330
                                 (732) 632-8800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                        --------------------------------

     Copies of all communications, including all communications sent to the agent for service, should be sent to:

                                CARL KAPLAN, ESQ.
                                ROY GOLDMAN, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                          NEW YORK, NEW YORK 10103-3198
                        --------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box: |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|




                        --------------------------------

         This registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted before the registration statement becomes effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED OCTOBER 17, 2001

                          BIO-TECHNOLOGY GENERAL CORP.

                        2,344,657 SHARES OF COMMON STOCK

                            -------------------------

         In connection with our acquisition of Myelos Corporation in March 2001, we issued 2,344,657 shares of our common stock to the shareholders of Myelos. This prospectus may be used by former shareholders of Myelos to resell the shares of our common stock issued to them in the Myelos acquisition.

         The selling stockholders (and their donees and pledgees) may offer their BTG common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of these shares.

         Bio-Technology General Corp.'s common stock trades on the Nasdaq National Market under the ticker symbol "BTGC." On October 16, 2001, the closing sale price of the common stock was $7.43.

                            -------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                            -------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------






                  The date of this Prospectus is October  , 2001.


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                                              TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                               ----
Our Company.......................................................................................................3
Risk Factors......................................................................................................4
Special Note Regarding Forward-Looking Statements................................................................13
Recent Developments..............................................................................................13
Use of Proceeds..................................................................................................16
Dividend Policy..................................................................................................16
Selling Stockholders.............................................................................................17
Plan of Distribution.............................................................................................18
Legal Matters....................................................................................................20
Experts..........................................................................................................20
Where You Can Find More Information..............................................................................20
Incorporation of Certain Documents by Reference..................................................................21



                         ------------------------------


         We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but this information may change after that date.

                                   OUR COMPANY

         THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND THE INFORMATION INCORPORATED BY REFERENCE, BEFORE MAKING AN INVESTMENT DECISION.


         We are engaged in the research, development, manufacture and marketing of biopharmaceutical products. Through a combination of internal research and development, acquisitions, collaborative relationships and licensing arrangements, BTG has developed a portfolio of therapeutic products, including eight products that have received regulatory approval for sale and are currently being marketed. Additionally, we have four products in registration or clinical trials and several products in pre-clinical development. We distribute our products on a worldwide basis primarily through a direct sales force in the United States and primarily through third-party license and distribution relationships elsewhere. We pursue the development of both products with broad markets as well as products with specialized niche markets where we can seek Orphan Drug designation and potential marketing exclusivity.


         Our approved products are:

                  - OXANDRIN-Registered Trademark- (oxandrolone) for the treatment of involuntary weight loss due to severe trauma, chronic infection, extensive surgery or unknown pathophysiology, which is primarily marketed in the United States and which, to date, has been primarily used to treat involuntary weight loss in AIDS patients;

                  - BIO-TROPIN-TM- (human growth hormone), which is currently being marketed in Japan and Israel and in several countries in Europe, Latin America and the Far East for the treatment of growth hormone deficiency in children or Turner syndrome;

                  - BIOLON-Registered Trademark- (sodium hyaluronate), which is currently marketed in the United States and in several other countries in North and Latin America, Europe, Asia, Africa, the Far East and in Israel for the protection of the corneal endothelium during ophthalmic surgery procedures such as cataract removal and intraocular lens implantation;

                  - DELATESTRYL-Registered Trademark- (injectable testosterone), which is currently marketed in the United States for hypogonadism and delayed puberty;

                  - MIRCETTE-Registered Trademark-, developed by Organon, Inc. using BTG's patented oral contraceptive dosing regimen, which is currently being marketed in the United States;

                  - SILKIS-Registered Trademark-, a vitamin D derivative, which is currently approved in nine European countries for the topical treatment of recalcitrant psoriasis and marketed in Germany, Switzerland, The Netherlands and Brazil;

                  - BIO-HEP-B-TM-, a third generation recombinant vaccine against hepatitis B virus, which is currently approved and marketed in Israel; and

                  - BIO-HY-TM- (sodium hyaluronate) for osteoarthritis, which is currently being marketed in the European Union under the name ARTHREASE-TM-.


         BTG's products in registration or advanced stages of clinical testing and development include recombinant insulin for diabetes; FIBRIMAGE-Registered Trademark-, a thrombus imaging agent; OXSODROL-TM- (human superoxide dismutase) for the reduction in the incidence of reactive airways (I.E., asthma) in premature infants; and PROSAPTIDE-TM-, for the treatment of neuropathic pain associated with diabetic peripheral neuropathy.

         Our research and development focus includes PURICASE-Registered Trademark- for allopurinol-resistant gout patients; a cancer therapy drug to treat leukemia; and the development of generic versions of biologics that will be going off patent.

         BTG was founded in 1980 to develop, manufacture and market novel therapeutic products. BTG's overall administration, business development, human clinical studies, marketing activities, quality assurance and regulatory affairs are primarily coordinated at our headquarters in Iselin, New Jersey. Pre-clinical studies, research and development activities and manufacturing of our biotechnology-derived products are primarily carried out through Bio-Technology General (Israel) Ltd. ("BTG-Israel"), our wholly-owned subsidiary in Rehovot, Israel.

         We were incorporated in Delaware in October 1980. Our principal executive offices are located at 70 Wood Avenue South, Iselin, New Jersey 08830, and our telephone number is (732) 632-8800.

                                  RISK FACTORS

         You should carefully consider the following risk factors before you decide to invest in our shares. You should also consider the other information in this prospectus and information incorporated by reference in this prospectus. The risks and uncertainties below are not the only ones facing BTG because we are also subject to additional risks and uncertainties not presently known to us. If any of these risks actually occurs, our business, financial condition, operating results or cash flows could be harmed.

WE ARE DEPENDENT ON OXANDRIN SALES.


         Sales of OXANDRIN in 1998, 1999 and 2000 and the first nine months of 2000 and 2001 amounted to approximately $40.5 million, $24.9 million, $32.2 million, $22.3 million and $39.2 million, respectively, representing 59%, 40%, 52%, 50% and 55%, respectively, of our total product sales in those periods. Sales of OXANDRIN in the first, second and third quarters of 2001 were $16.7 million, $17.9 million and $4.6 million, respectively, compared to $5.0 million, $6.4 million and $10.9 million in the first, second and third quarters of 2000, respectively. Quarterly fluctuations in sales of OXANDRIN can have a significant impact on our quarterly results of operations.



         Our sales of OXANDRIN consist of sales to Gentiva Health Services, Inc. ("Gentiva"), our wholesale and retail distributor of OXANDRIN in the United States, and the Ross Products Division of Abbott Laboratories. The increase in OXANDRIN sales in each of the first three quarters of 2000 was due to Gentiva's completion, in May 2000, of its OXANDRIN inventory reduction, which Gentiva began in April 1999 as a result of a slowing in the rate of increase of OXANDRIN prescriptions. The increase in OXANDRIN sales during the first half of 2001 was due to: (i) the commencement, in September 2000, of sales by the Ross Products Division of Abbott Laboratories for the long-term care market for the treatment of patients with involuntary weight loss, including stocking activity by wholesalers in connection with the launch of this product in the long-term care market; (ii) stocking by certain wholesalers in anticipation of a price increase; (iii) increased purchases by Gentiva following its completion, in May 2000, of a reduction in the amount of OXANDRIN inventory it carries, which reduction began in April 1999; and (iv) increased wholesaler sales of OXANDRIN by Gentiva.



         Upon completion of its inventory reduction in May 2000, Gentiva began to purchase, on a monthly basis, an amount of OXANDRIN equal to the average end-user (I.E., wholesaler) sales during the preceding three months. However, because of the significant increase in OXANDRIN purchases by wholesalers in the first quarter of 2001 in anticipation of a price increase and in connection with the launch of OXANDRIN into the long-term care market, Gentiva's purchases of OXANDRIN in the second quarter were higher than the levels of its sales of OXANDRIN to wholesalers in that period. As a result, Gentiva's inventory of OXANDRIN increased beyond the desired level. Accordingly, BTG and Gentiva amended their distribution arrangement effective August 2001 to provide for reduced purchases of OXANDRIN until Gentiva's inventory was reduced to desired levels and thereafter to ensure that sales of OXANDRIN by BTG to Gentiva more accurately reflected end-user demand. As a result, sales of OXANDRIN in the third quarter of 2001 were $13.3 million lower than in the second quarter of 2001 and $6.3 million lower than in the third quarter of 2000.



         Gentiva's reduction in OXANDRIN inventory adversely affected the growth in BTG's product sales and revenues and BTG's results of operations in 1999 and 2000. Reductions in wholesaler purchases of OXANDRIN from Gentiva in the second and third quarters of 2001 and significantly reduced purchases of OXANDRIN by Gentiva in the third quarter of 2001 adversely affected the growth in BTG's product sales and revenues and BTG's results of operations in the third quarter of 2001 and will continue to adversely affect fourth quarter product sales, revenues and results of operations. Because purchases by wholesalers fluctuate from month to month and quarter to quarter based on their own operating strategies (including desired levels of inventories, purchases by their customers and stocking in advance of anticipated price increases), BTG's sales to Gentiva and Ross will fluctuate from quarter to quarter. There can be no assurance that Gentiva will not determine to further reduce its OXANDRIN inventory levels.



         Since BTG's launch of OXANDRIN in December 1995 through December 2000, a significant portion of OXANDRIN sales has been for treatment of patients suffering from AIDS-related weight loss. However, the rate of growth in the AIDS-related weight loss market has slowed substantially, and there can be no assurance that it will continue to grow in the future. Our failure to continue to increase our sales in the AIDS-related weight loss market or to expand into other markets could have a material adverse effect on our business. OXANDRIN sales experienced rapid growth in December 2000 and the first half of 2001 in large part as a result of the commencement by the Ross Products Division of Abbott Laboratories of the marketing of OXANDRIN for the treatment of involuntary weight loss in the long-term care market. However, to date the average prescription written for the long-term care market involve a lower dose of OXANDRIN than the average prescription written for other markets. There can be no assurance that demand for OXANDRIN in this market will continue.


         OXANDRIN is facing increasing competition from other products, including human growth hormone, and there can be no assurance that sales of OXANDRIN will continue to increase. A substantial number of users of OXANDRIN are patients with AIDS and as more successful treatments for this disease, such as protease inhibitors, are developed, the need to use OXANDRIN by these patients may be reduced. Although BTG is working to expand the use of OXANDRIN to treat other conditions covered by the product's current United States Food and Drug Administration ("FDA") approval, such as the treatment of involuntary weight loss associated with burns, non-healing wounds, chronic obstructive pulmonary disease and cancer, there can be no assurance that BTG will be successful in its efforts. Additionally, there are no patents covering the use of OXANDRIN and there can be no assurance that others will not introduce an oxandrolone product.


WE ARE DEPENDENT ON THIRD-PARTY SUPPLIERS.


         BTG is dependent on third parties for the manufacture of OXANDRIN and DELATESTRYL and the filling and vialing of its BIO-TROPIN product. Although BTG is a party to an exclusive supply arrangement with G.D. Searle & Company Limited ("Searle"), covering the supply of OXANDRIN to BTG through 2003, and an OXANDRIN supply agreement with Gedeon-Richter Ltd. ("GRL"), there can be no assurance that Searle will continue, or that GRL will be able, to provide BTG with sufficient supplies of OXANDRIN to satisfy its future needs. Bristol-Myers Squibb Company ceased manufacturing DELATESTRYL for BTG in July 2001 when it closed the manufacturing facility where it was producing DELATESTRYL. BTG has an inventory of DELATESTRYL which it believes will be adequate to satisfy demand for DELATESTRYL until BTG can establish and obtain FDA approval of a new manufacturing relationship. However, if we cannot establish and obtain FDA approval of a new DELATESTRYL manufacturing relationship on a timely basis, or demand for DELATESTRYL exceeds our expectations, our ability to satisfy demand for DELATESTRYL will be adversely affected. We cannot assure you that we will be able to establish and obtain FDA approval of a new DELATESTRYL manufacturing relationship on a timely basis or at all. In addition, BTG is dependent on Dr. Madaus GmbH to fill and vial its BIO-TROPIN product.


         A shutdown in any of the manufacturing facilities utilized by BTG's suppliers due to technical, regulatory or other problems, resulting in an interruption in supply of products, could significantly delay the manufacture of one or more of our products, which could have an adverse impact on our financial results. The manufacturing process for pharmaceutical products is highly regulated, and regulators may shut down manufacturing facilities that they believe do not comply with regulations. The current FDA Good Manufacturing Practices are extensive regulations governing the manufacturing process, stability testing, record-keeping and quality standards. Because the suppliers of key components and materials must be named in a New Drug Application ("NDA") filed with the FDA for a product, significant delays can occur if the qualification of a new supplier is required. In the event of any interruption in supply from Searle, GRL or Dr. Madaus due to regulatory reasons, processing problems, capacity constraints or other causes, alternative manufacturing arrangements may not be available on a timely basis, if at all. Any failure of Searle, GRL or Dr. Madaus to fulfill its obligations to BTG could have a material adverse effect on our business, results of operations and financial condition.


WE ARE DEPENDENT ON THIRD-PARTY LICENSEES.

         BTG is dependent on third-party licensees to distribute its products outside the United States and Israel and to distribute certain of its products in the United States. These arrangements typically provide our licensees with certain rights to manufacture and market specified products developed using our proprietary technology, subject to an obligation to pay royalties to us based on any future product sales or to purchase product from us, and require the licensee to conduct required clinical trials and obtain any necessary regulatory approvals. The success of these arrangements depends on each licensee's own financial, competitive, marketing and strategic considerations, which include the relative advantages, including patent and proprietary positions, of alternate products being marketed or developed by others. Furthermore, the amounts of any payments to be received by BTG under its license agreements from sales of product by licensees will be dependent on the extent to which its licensees devote resources to the development and commercialization of the products. Although we believe our licensees have an

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economic motivation to commercialize their products, we have no effective control over the licensees' commercialization efforts.

         BTG's business strategy with respect to its products under development includes finding larger pharmaceutical companies to collaborate on the research, development and commercialization of certain products. In trying to attract corporate partners to collaborate in the research, development and commercialization process, BTG faces serious competition from other biopharmaceutical companies and the in-house research and development staffs of the larger pharmaceutical companies. If BTG is unable to enter into arrangements with corporate partners, its ability to proceed with the research, development and commercialization of its products may be severely limited. Furthermore, larger pharmaceutical companies often explore multiple technologies and products for the same medical conditions. Therefore, they are likely to enter into collaborations with BTG's competitors for products addressing the same medical conditions addressed by BTG's products. Depending on how other product candidates advance, a corporate partner may slow down or abandon its work on BTG's product candidates or terminate its collaborative arrangement with BTG in order to focus on these other prospects.

WE DEPEND UPON PROPRIETARY TECHNOLOGY, WHICH MAY BE DIFFICULT TO PROTECT.

         BTG's success will depend, in part, on its ability to obtain patent protection for its technology (including use of its products), preserve trade secrets and operate without infringing the proprietary rights of third parties. The patent positions of pharmaceutical and biopharmaceutical companies are highly uncertain and involve complex legal and factual questions. Patent disputes are frequent and costly, can delay or preclude the commercialization of products and could subject BTG to significant liabilities to third parties. Many biopharmaceutical companies have employed intellectual property litigation as a way to gain a competitive advantage.

         BTG has developed patentable technology and proprietary know-how and has acquired from various universities and institutions certain basic technologies, as to which either patents have been issued or patent applications are pending. There can be no assurance that patent applications will result in issued patents, that the claims allowed in such issued patents will be sufficiently broad to protect our proprietary rights or that patents will not be challenged, circumvented or invalidated or that rights granted pursuant to such patents will provide competitive advantages to BTG. Because patent applications are maintained in secrecy for a period of time after filing, we cannot be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to file patent applications for such technology. BTG also relies on trade secrets, proprietary know-how and technological innovation that it seeks to protect with confidentiality agreements with its employees, consultants and licensees. There can be no assurance that these agreements will not be breached, that BTG will have adequate remedies for any breach or that BTG's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by competitors.

         BTG's commercial success will also depend in part on our not infringing patents or proprietary rights of third parties. A number of companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that relate to our business, and such entities may file applications for or be issued patents in the future with respect to technology potentially necessary or useful to BTG. Some of these technologies, applications or patents may conflict with BTG's technologies and existing or future patents, if any, or patent applications. Such conflict could limit the scope of patents that BTG has obtained or may obtain in the future or result in patent applications failing to issue as patents. In addition, if third parties obtain patents which cover our activities, there can be no assurance that BTG would be able to license such patents on reasonable terms, or at all, or be able to license or develop alternative technology on a timely basis, or at all. As more patents are issued to third parties, the risk that BTG's products and activities may give rise to claims that they infringe the patents of others increases. In addition, the presence of patents or other proprietary rights belonging to other parties may lead to the termination of research and development of a particular product.

         BTG has in the past been, is currently and may in the future be involved in litigation and administrative hearings to determine the validity and scope of its and others' patents and proprietary rights. Such litigation and administrative proceedings have to date required, and may in the future require, a significant commitment of our resources. Any such commitment may divert resources from other areas of BTG's business.

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THE SUCCESSFUL DEVELOPMENT OF PHARMACEUTICAL PRODUCTS IS HIGHLY UNCERTAIN.

         Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond BTG's control. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, but not limited to:

         - they may be found to be ineffective or to have harmful side effects in pre-clinical or clinical testing;

         -  they may fail to receive necessary regulatory approvals;

         - they may turn out to be uneconomical because of manufacturing costs or other factors; or

         - they may be precluded from commercialization by the proprietary rights of others or by competing products for the same indication.

         Success in pre-clinical and early clinical trials does not ensure that large-scale trials will be successful. Data obtained from pre-clinical and clinical trials are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Many biopharmaceutical companies, including BTG, have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in pre-clinical and early human testing.

         BTG is currently seeking to expand its product pipeline through the acquisition of businesses, products and/or technologies. The acquisitions that BTG is currently able to pursue in general involve products that are still in clinical trials and, therefore, face the risks discussed above. To the extent BTG uses its cash resources, incurs debt and/or issues shares of its common stock in these acquisitions but the acquired product cannot be commercialized, BTG's business and prospects could be adversely affected.

         The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and is dependent upon a number of factors, many of which are outside our control, including the rate of patient enrollment. Patient enrollment is a function of several factors, including the size of the patient population and the proximity of patients to clinical sites. Delays in patient enrollment could result in increased costs and delays in completion of the clinical trials. In addition, pre-clinical and clinical trials must meet regulatory and institutional requirements.

         The principal factors affecting BTG's research and development expenses include the number of and outcome of clinical trials currently being conducted by it and/or its collaborators, the number of products in development and later stage research and future levels of revenue.


WE HAVE LIMITED MANUFACTURING CAPACITY.

         The manufacture of BTG's products involves a number of technical steps and requires meeting stringent quality control specifications imposed by governmental regulatory bodies and by BTG itself. Further, such products can only be manufactured in facilities approved by the applicable regulatory authorities. As a result, BTG may not be able to quickly and efficiently replace its manufacturing capacity in the event that it is unable to manufacture its products at its facilities. In the event of a natural disaster, equipment failure, strike, war or other difficulty, BTG may be unable to manufacture its products in a manner necessary to fulfill demand. BTG's inability to fulfill demand may permit its licensees and distributors to terminate their agreements, seek alternate suppliers or manufacture the products themselves. Additionally, if BTG does not receive regulatory approval for its new facility, it would likely be unable to meet the anticipated increased demand for its products, which would have a material adverse effect on BTG's business, results of operations and financial condition. Any substantial delay in obtaining regulatory approval for its manufacturing processes and facilities could also have a material adverse effect on BTG.

         BTG is dependent on third parties to manufacture all or a portion of certain of its products. See "--We are dependent on third-party suppliers."


WE HAVE LIMITED MARKETING CAPABILITY AND EXPERIENCE.

         BTG established a sales and marketing force in the United States during the second half of 1995 to promote distribution of OXANDRIN and other BTG products in the United States. With respect to territories outside the United States, BTG does not yet have an established sales force and relies on third parties to market its products. There can be no assurance that our marketing strategy will be successful. BTG's ability to market its products

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successfully in the future will be dependent on a number of factors, many of which are not within its control. See "--We are dependent on third-party licensees."


WE WILL FACE TECHNICAL, OPERATIONAL AND STRATEGIC CHALLENGES THAT MAY PREVENT US FROM SUCCESSFULLY INTEGRATING BTG AND MYELOS.


         Our acquisition of Myelos involves risks related to the integration and management of acquired technology, operations and personnel. The integration of BTG and Myelos has been and will continue to be a complex, time-consuming and expensive process and may disrupt our business if not completed in a timely and efficient manner. We may not be able to integrate our systems and operate effectively as a combined organization. We may in the future encounter substantial difficulties, costs and delays in integrating Myelos, including: incompatibility of business cultures and operations; difficulty maintaining uniform standards, controls, procedures and policies; the loss of key employees; and the diversion of management's attention from ongoing business concerns. In addition, although a legal and financial analysis of Myelos was performed before we purchased Myelos, it is possible that the analysis did not uncover every risk inherent in acquiring the business of another company. Although the shareholders of Myelos have agreed to indemnify us for the losses arising from some of these risks, the indemnification does not cover all losses, and may be inadequate to cover losses that are indemnified. In such event, it is likely we would not realize the anticipated benefits of the acquisition and our stock price could decline.



WE ARE SEEKING TO EXPAND THROUGH ACQUISITIONS, WHICH ENTAILS RISK.

         BTG is currently seeking to expand its operations and product pipeline through the acquisition of businesses, products and/or technologies. Expansion through acquisition involves several risks. In order to consummate an acquisition, BTG may issue additional equity, which would dilute current stockholders' percentage ownership and dilute earnings per share, incur substantial debt and/or assume contingent liabilities. BTG may not be able to successfully integrate any acquired business, product and/or technology without a significant expenditure of operating, financial and management resources, if at all. In addition, acquired businesses may not at the time of acquisition be profitable, and acquired products may require substantial additional research and development and clinical trials before they can be commercialized, all of which could adversely affect BTG's results of operations and financial position. Potential products acquired at an early stage of development may fail to reach the market for numerous reasons, including those set forth above under "-The successful development of pharmaceutical products is highly uncertain." To the extent we acquire technology that is not fully commercially developed and has no alternative future use at the time of acquisition, we will be required to write-off immediately the fair market value of such technology, which will adversely affect our results of operations. Further, changes in accounting for acquisitions as a result of the elimination of "pooling-of-interests" accounting could adversely affect BTG's results of operations in the event of an acquisition.


WE EXPECT OUR QUARTERLY RESULTS TO FLUCTUATE, WHICH MAY CAUSE VOLATILITY IN OUR STOCK PRICE.

         BTG's revenues and expenses have in the past and may in the immediate future continue to display significant variations, which variations have in the past caused and would in the future cause our operating results to vary significantly from quarter to quarter and year to year. These variations are due to a variety of factors, including:

         - the amount and timing of product sales,

         - the timing of the introduction of new products,

         - the timing and realization of milestone and other payments from licensees,

         - the timing and amount of expenses relating to research and development, product development and manufacturing activities,

         - the extent and timing of costs of obtaining, enforcing and defending intellectual property rights, and

         - any charges related to acquisitions.


Because many of BTG's expenses are fixed, particularly in the short-term, any decrease in revenues will adversely affect BTG's earnings until revenues can be increased or expenses reduced. For example, in 1999 and the first five months of 2000 BTG's revenues and earnings were adversely affected by Gentiva's decision to reduce the amount of OXANDRIN inventory it carried as a result of a slowing in the rate of increase of OXANDRIN prescriptions. Because of fluctuations in revenues and expenses, it is possible BTG's operating results for a particular quarter or quarters will not meet the expectations of public market analysts and investors, causing the market price of BTG common stock to decline. We believe that period-to-period comparisons of our operating results are not a good indication of our future performance and stockholders should not rely on those comparisons to predict our future operating or share price performance.



WE MAY BE UNABLE TO OBTAIN ANY ADDITIONAL CAPITAL NEEDED TO OPERATE AND GROW OUR BUSINESS.

         The development and commercialization of products requires a substantial amount of funds. In addition, we may require cash to acquire businesses, products and/or technologies. Our cash requirements are currently satisfied primarily through product sales and contract fees. Historically, cash requirements were satisfied primarily through (i) product sales, (ii) funding of projects through collaborative research and development arrangements, (iii) contract fees, (iv) government of Israel funding of a portion of certain research and development projects, mainly through the office of its Chief Scientist, and (v) equity and debt financings. There can be no assurance that these financing alternatives will be available in the future to satisfy our cash requirements. We believe that our current cash resources, together with anticipated product sales, scheduled payments to be made to us under our current agreements with pharmaceutical partners and third parties and continued funding from the Chief Scientist at current levels, will be sufficient to fund our ongoing operations for the foreseeable future. There can, however, be no assurance that product sales will occur as anticipated, that scheduled payments will be made by third parties, that current agreements will not be canceled, that the Chief Scientist will continue to provide funding at current levels, that we will not use a substantial portion of our cash resources to acquire businesses, products and/or technologies, or that unanticipated events requiring the expenditure of funds will not occur.

         The satisfaction of our future cash requirements will depend in large part on the status of commercialization of our products, our ability to enter into additional research and development and licensing arrangements, and our ability to obtain additional equity investments, if necessary. There can be no assurance that BTG will be able to obtain additional funds or, if such funds are available, that such funding will be on favorable terms. If additional funds are raised by issuing equity securities of BTG, dilution to existing stockholders may result. If additional funds are raised through the issuance of debt securities or borrowings, BTG may incur substantial interest expense and could become subject to financial and other covenants that could restrict our ability to operate our business. If adequate funds are not available, BTG may be required to significantly curtail one or more of its commercialization efforts or research and development programs or obtain funds through arrangements with collaborative partners or others on less favorable terms than might otherwise be available.


WE ARE SUBJECT TO STRINGENT GOVERNMENTAL REGULATION.

         BTG is subject to stringent regulation with respect to product safety and efficacy by numerous governmental authorities in the United States and other countries. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of pharmaceutical products for human use. All of BTG's products, manufacturing processes and facilities require governmental licensing or approval prior to commercial use. A pharmaceutical product cannot be marketed in the United States until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditures and the laboratory and clinical information required for approval of an NDA are substantial. The approval process applicable to products of the type being developed by BTG usually takes five to seven years from the commencement of human clinical trials and typically requires substantial expenditures. BTG and its licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals or licenses. Before obtaining regulatory approval for the commercial sale of its products, BTG is required to conduct pre-clinical and clinical trials to demonstrate that the product is safe and efficacious for the treatment of the target disease. The timing of completion of clinical trials is dependent upon a number of factors, many of which are outside our control. In addition, BTG and its partners may encounter delays or rejections based upon changes in the policies of regulatory authorities.

         Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of BTG's or its licensees' products. Failure to obtain requisite governmental approvals, or failure to obtain approvals of the scope requested, could delay or preclude BTG or its licensees from marketing their products, could limit the commercial use of the products and could also allow competitors time to introduce competing products ahead of product introduction by BTG and thereby have a material adverse effect on BTG's results of operations, liquidity and financial condition. Even after regulatory approval is obtained, use of the products could reveal side effects that, if serious, could result in suspension of existing approvals and delays in obtaining approvals in other jurisdictions.

         Regulation by governmental authorities in the United States and other countries is a significant factor affecting the timing of the commercialization of BTG's products and its ongoing research and development activities. The timing of regulatory approvals is not within our control. To date, the length of time required to obtain regulatory approval of genetically-engineered products has been significantly longer than expected, both for BTG and the biotechnology industry in general. These delays have had and, if they continue, could have a material adverse effect on our results of operations and financial condition. We believe that these delays have in the past negatively impacted our ability to attract funding and that, as a result, the terms of such financings have been less favorable to us than they might otherwise have been had BTG's product revenues provided sufficient funds to finance the large costs of taking a product from discovery through commercialization. As a result, BTG has had to license the commercialization of many of its products to third parties in exchange for research funding and royalties on product sales; this will result in lower revenues than if BTG had commercialized the products on its own.

         Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, seizure of products, imposition of operating restrictions and criminal prosecutions. Further, FDA policy or similar policies of regulatory agencies in other countries may change and additional governmental requirements may be established that could prevent or delay regulatory approval of our products.


WE ARE SUBJECT TO UNCERTAINTIES REGARDING HEALTHCARE REIMBURSEMENT AND REFORM.

         BTG's ability to successfully commercialize human therapeutic products depends in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available for BTG to maintain price levels sufficient for the realization of an appropriate return on its investment in product development. Government and other third party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for use of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our healthcare products, the market acceptance of these products would be adversely affected. In addition, in recent years a number of federal and state healthcare reform proposals have been introduced to contain healthcare costs. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation on our business.

         Regulatory approval of prices is also required in most countries outside the United States. In particular, certain European countries will condition their approval of a product on the agreement of the seller not to sell the product for more than a certain price in that country. There can be no assurance that the establishment of a price in one European country will not have the practical effect of requiring our marketing partners to sell the product in other European countries at no higher than such price. Because BTG generally supplies product to its marketing partners for a specified percentage of net sales, there can be no assurance that the resulting prices would be sufficient to generate an acceptable return on our investment in our products or even cover our manufacturing costs for such product.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND OUR COMPETITORS MAY DEVELOP ALTERNATIVE TECHNOLOGIES AND PRODUCTS.

         The pharmaceutical and biotechnology industries are intensely competitive, and the technological areas in which we work continue to evolve at a rapid pace. Our future success depends upon maintaining our ability to compete in the research, development and commercialization of products and technologies in our areas of focus. Competition from pharmaceutical, chemical and biotechnology companies, universities and research institutions is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities and experience and manufacturing, marketing, financial and managerial resources than we do.

Acquisitions of competing companies by large pharmaceutical companies or other companies could enhance the financial, marketing and other resources available to these competitors.

         Our competitors may develop products that are superior to those we are developing. Rapid technological development may result in our products or processes becoming obsolete before marketing of these products or before we recover a significant portion of the research, development and commercialization expenses incurred with respect to those products.

         Our products must compete with others to gain market acceptance and market share. An important factor will be the timing of market introduction of competitive products. Accordingly, the relative speed with which we and competing companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market will be an important element of market success. Significant competitive factors include:

         - capabilities of our collaborators,

         - product efficacy and safety,

         - timing and scope of regulatory approval,

         - product availability,

         - marketing and sale capabilities,

         - reimbursement coverage from insurance companies and others,

         - the amount of clinical benefit of our product candidates relative to their cost,

         - the method of administering a product,

         - price, and

         - patent protection.

         Our competitors may develop more effective or more affordable products or achieve earlier product development completion, patent protection, regulatory approval or product commercialization than we do. Our competitors' achievement of any of these goals could have a material adverse effect on our business. These companies also compete with BTG to attract qualified personnel and to attract third parties for acquisitions, joint ventures or other collaborations.


WE MAY BE UNABLE TO OBTAIN AND RETAIN SKILLED PERSONNEL.


         We are dependent upon the efforts of our officers, scientists and other employees. The loss of certain of these key employees could materially and adversely affect our business. Our business is dependent upon our ability to attract and retain qualified research and managerial personnel. There is a great deal of competition for the limited number of scientists with expertise in the area of BTG's operations. We do not maintain, and have no current intention of obtaining, "key man" life insurance on any of our employees. We cannot assure you that we will be successful in hiring or retaining the personnel we require for continued growth. Our failure to hire and retain such personnel could materially adversely affect our business.



OUR BUSINESS MAY BE ADVERSELY AFFECTED BY DEVELOPMENTS IN ISRAEL.

         BTG's primary research, development and production activities are at this time conducted in Israel by its wholly-owned subsidiary BTG-Israel and can be affected by economic, military and political conditions in that country and in the Middle East in general. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel could adversely affect our research, development and production operations, which would harm our business. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse affect on us or our business and on our share price. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip.

         BTG manages its Israeli operations with the objective of protecting against any material net financial loss in U.S. dollars from the impact of Israeli inflation and currency devaluations on its non-U.S. dollar assets and liabilities. The cost of BTG's operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the Israeli Shekel in relation to the U.S. dollar. The rate of inflation (as measured by the Israeli consumer price index) was approximately 9% in 1998, 1% in 1999 and 0.4% in the six months ended June 30, 2000, while the Shekel was devalued by approximately 18%, less than 1% and approximately 2%, respectively, in these periods. In 2000 there was no change in the consumer price index and the Shekel's value in relation to the U.S. dollar increased by approximately 3%. In the six months ended June 30, 2001, the consumer price index decreased by approximately 1% and the Shekel's value in relation to the U.S. dollar decreased by approximately 3%. As a result, for those expenses linked to the Israeli Shekel, such as salaries and rent, this resulted in corresponding decreases in these costs in U.S. dollars in 1998 and the six months ended June 30, 2000 and 2001, but an increase in these costs in U.S. dollar terms in 1999 and in 2000. To the extent that expenses in Shekels exceed BTG's revenues in Shekels (which to date have consisted primarily of research funding from the Chief Scientist and product sales in Israel), the devaluations of Israeli currency have been and will continue to be a benefit to BTG's financial condition. However, should BTG's revenues in Shekels exceed its expenses in Shekels in any material respect, the devaluation of the Shekel will adversely affect BTG's financial condition. Further, to the extent the devaluation of the Shekel with respect to the U.S. dollar does not substantially offset the increase in the costs of local goods and services in Israel, BTG's financial results will be adversely affected as local expenses measured in U.S. dollars will increase.


WE MAY INCUR SUBSTANTIAL PRODUCT LIABILITY.

         The testing and marketing of BTG's products entail an inherent risk of product liability and associated adverse publicity. Pharmaceutical product liability exposure could be extremely large and pose a material risk. Although BTG has so far been able to obtain indemnification from pharmaceutical companies commercializing its products, there can be no assurance that other such companies will agree in the future to indemnify BTG for other of BTG's products or that such companies will, if obligated to do so, have adequate resources to fulfill their indemnity agreements. Further, to the extent BTG elects to test or market products independently, it will bear the risk of product liability directly. BTG presently has $15,000,000 of product liability insurance coverage in place. There can be no assurance that we will be able to maintain existing insurance or obtain additional insurance on acceptable terms, or at all. It is possible that a single product liability claim could exceed our insurance coverage limits, and multiple claims are possible. Any successful product liability claim made against BTG could substantially reduce or eliminate any stockholders' equity BTG may have and could have a significant adverse impact on BTG's business.

OUR STOCK PRICE MAY BE VOLATILE.

         The market prices for securities of biopharmaceutical companies, including BTG, have been volatile, and it is likely that the price of our common stock will fluctuate in the future. Factors such as announcements of technological innovations or new commercial products by BTG or its competitors, announcements by BTG or its competitors of results in pre-clinical testing and clinical trials, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products, changes in earnings estimates and recommendations by securities analysts, period-to-period fluctuations in financial results and market conditions in general may have a significant impact on the market price of our common stock. The stock market has also experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. In the past, following periods of volatility in the market price of the securities of biopharmaceutical companies, securities class action litigation has often been instituted against these companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business.


         In addition, the market price of our common stock could be adversely affected by the sale of the shares offered hereby, by future exercises of outstanding options and the issuance of common stock in acquisitions of businesses, products and/or technologies. At September 30, 2001 options to purchase an aggregate of approximately 7,832,000 shares of common stock were outstanding. A substantial portion of these options have exercise prices below the current market price of the common stock. Additionally, all of the shares of common stock issuable upon exercise of these outstanding options have been registered under the Securities Act of 1933, as amended, and, accordingly, when issued will be freely tradable without restriction. In addition, BTG may issue additional stock, warrants and/or options to raise capital or complete acquisitions in the future. BTG may also issue additional securities in connection with its employee benefit plans. During the terms of such options and warrants, the holders thereof are given the opportunity to profit from a rise in the market price of the common stock. The exercise of such options and warrants may have an adverse effect on the market value of the common stock. The existence of such options and warrants may adversely affect the terms on which BTG can obtain additional equity financing. To the extent the exercise prices of such options and warrants are less than the net tangible book value of the common stock at the time such options and warrants are exercised, BTG's stockholders will experience an immediate dilution in the net tangible book value of their investment. Further, the future sale of a substantial number of shares of common stock by existing stockholders and option holders may have an adverse impact on the market price of the common stock.


EFFECTING A CHANGE OF CONTROL OF BTG COULD BE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK.

         Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions include the requirements of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits designated types of business combinations, including mergers, for a period of three years between us and any third party that owns 15% or more of our common stock. This provision does not apply if:

         - our Board of Directors approves of the transaction before the third party acquires 15% of our stock,

         - the third party acquires at least 85% of our stock at the time its ownership goes past the 15% level, or

         - our Board of Directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

         We have also adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the Board of Directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. The plan thus makes an acquisition much more costly to a potential acquirer.

         Our certificate of incorporation also authorizes us to issue up to 4,000,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult for a person or group to acquire control of us. No shares of our preferred stock are currently outstanding. While our Board of Directors has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

         You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


                               RECENT DEVELOPMENTS

         The following tables set forth our unaudited statement of operations for the three and nine month periods ended September 30, 2000 and 2001 and balance sheet data as of September 30, 2001 and December 31, 2000:

                                                 Three Months Ended                      Nine Months Ended
                                                     September 30,                          September 30,
                                         -----------------------------------    ------------------------------------
                                          2000(1)     2001         2001(2)       2000(1)       2001        2001(3)
STATEMENT OF OPERATIONS DATA             (Actual)    (Actual)    (Pro Forma)    (Actual)     (Actual)    (Pro Forma)
                                         --------    --------    -----------    --------     --------    -----------
                                                           (In thousands, except per share data)
Revenues:
   Product sales                          $18,206     $15,541      $15,541      $44,795     $ 70,731       $70,731
   Contract fees                              213         289          289        9,764          865           865
   Royalties                                  778       1,677        1,677        2,158        3,370         3,370
   Other                                    2,259       2,624        2,624        6,344        7,108         7,108
                                          -------     -------      -------      -------     --------       -------
     Total revenues                        21,456      20,131       20,131       63,061       82,074        82,074
                                          -------     -------      -------      -------     --------       -------
Expenses:
   Research and development                 5,436       5,562        5,562       16,468       18,677        18,677
   Cost of product sales                    2,850       2,710        2,710        7,097       11,668        11,668
   General and administrative               3,531       2,062        2,977       10,159        7,980         9,928
   Marketing and sales                      4,365       3,046        3,046       12,936       12,344        12,344
   Other                                      299         642          642        1,264        1,570         1,570
   Write-off of in-process R&D
      acquired                                 --          --           --           --       45,600            --
                                          -------     -------      -------      -------     --------       -------
        Total expenses                     16,481      14,022       14,937       47,924       97,839        54,187
                                          -------     -------      -------      -------     --------       -------
Income (loss) before income
   taxes                                    4,975       6,109        5,194       15,137      (15,765)       27,887

Income taxes                                  555       1,664        1,664        4,036        8,926         8,926
                                          -------     -------      -------      -------     --------       -------
Income (loss) before cumulative
   effect of change in accounting
   principle                                4,420       4,445        3,530       11,101      (24,691)       18,961
Cumulative effect of change in
   accounting principle                        --          --           --       (8,178)          --            --
                                          -------     -------      -------      -------     --------       -------
Net income (loss)                         $ 4,420     $ 4,445      $ 3,530      $ 2,923     $(24,691)      $18,961
                                          =======     =======      =======      =======     ========       =======
Earnings per common share:
Basic:
Income (loss) before cumulative
   effect of change in accounting
   principle                              $  0.08     $  0.08      $  0.06      $  0.20     $  (0.43)      $  0.33
Cumulative effect of change in
   accounting principle                        --          --           --        (0.15)          --            --
                                          -------     -------      -------      -------     --------       -------
Net income (loss)                         $  0.08     $  0.08      $  0.06      $  0.05     $  (0.43)      $  0.33
                                          =======     =======      =======      =======     ========       =======
Diluted:
Income (loss) before cumulative
   effect of change in accounting
   principle                              $  0.08     $  0.07      $  0.06      $  0.19     $  (0.43)      $  0.33
Cumulative effect of change in
   accounting principle                        --          --           --        (0.14)          --            --
                                          -------     -------      -------      -------     --------       -------
Net income (loss)                         $  0.08     $  0.07      $  0.06      $  0.05     $  (0.43)      $  0.33
                                          =======     =======      =======      =======     ========       =======
Weighted average number of
   common and common
   equivalent shares:
Basic                                      54,493      58,078       58,078       54,186       56,871        56,871
                                          =======     =======      =======      =======     ========       =======
Diluted                                    56,963      59,411       59,411       57,336       56,871        58,072
                                          =======     =======      =======      =======     ========       =======

                                                                                      September 30,
BALANCE SHEET DATA                                        December 31,                    2001
                                                              2000                     (Unaudited)
                                                          ------------                -------------
                                                                       (In thousands)
Assets:
  Cash, cash equivalents and short-term
     investments                                            $119,570                    $124,648
  Other current assets                                        52,502                      41,798
                                                            --------                    --------
     Total current assets                                    172,072                     166,446
                                                            --------                    --------
  Property and equipment, net                                 27,819                      44,484
  Other long-term assets                                      13,334                      25,050
                                                            --------                    --------
      Total assets                                          $213,225                    $235,980
                                                            ========                    ========
Liabilities and Stockholders' Equity:
  Current liabilities                                        $18,728                     $26,366
  Long-term liabilities and deferred items                    35,144                      51,227
  Stockholder's equity                                       159,353                     158,387
                                                            --------                    --------
                                                            $213,225                    $235,980
                                                            ========                    ========


---------------------

(1) BTG adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 on Revenue Recognition in the fourth quarter of 2000, effective January 1, 2000, and recorded a cumulative effect of change in accounting principle related to contract revenues recognized in prior periods. The related revenue is being recognized over the terms of the agreements.


(2) Excludes the effect of the amortization of negative goodwill resulting from the Myelos acquisition.


(3) Excludes the effect of the write-off of in-process research and development acquired and the amortization of negative goodwill resulting from the Myelos acquisition.


FINANCIAL RESULTS

         Beginning in late 2000, following the launch of OXANDRIN into the long term care sector for the treatment of patients with involuntary weight loss, a number of significant wholesalers began stocking product. Because of strong script growth recorded upon the launch into the long-term care market and the fact that specific market research information about the value of long-term care scripts was not yet available, it was not initially apparent to us and Gentiva, our national distributor, that these wholesaler purchases were significantly greater than what they needed to meet growing end-user demand. We now believe that while this stocking was undertaken in anticipation of new and accelerated OXANDRIN sales in that market sector, it also reflects an assumption that an OXANDRIN price increase would take place in 2001. As a result, Gentiva's purchases of OXANDRIN in the second quarter were higher than the level of its sales to wholesalers and Gentiva's inventory of OXANDRIN increased beyond the desired level. We and Gentiva have addressed this situation by amending our agreement with the purpose of ensuring that our sales of OXANDRIN to Gentiva more properly reflect end-user demand on an ongoing basis. The impact of the wholesaler stocking activity in the first part of 2001 resulted in sales of OXANDRIN in the three months ended September 30, 2001 of $4.6 million compared to $10.9 million in the comparable period of 2000. Our fourth quarter sales to Gentiva will also be affected by the wholesaler stocking earlier in the year.


         The launch of OXANDRIN in late 2000 by the Ross Products Division of Abbott Laboratories into the long-term sector for the treatment of patients with involuntary weight loss led to a 32% increase in prescriptions in the first eight months of 2001 compared to the corresponding eight months of 2000. Though the average value of long-term care scripts has so far been lower than that of scripts derived elsewhere, underlying demand for OXANDRIN has grown and information from wholesalers indicates that their sales to end-users in the first eight months of this year were approximately 40% higher than those of the first eight months of 2000. However, while monthly prescriptions are at their historical peak, they remained essentially flat in the months of June through August 2001, due, at least in part, to sales force changes in the long-term care sector. The long-term care field force contingent detailing physicians, nursing homes, assisted living facilities, and geriatric hospitals was streamlined in the spring of 2001 in an effort to achieve greater efficiency.
We believe this inadvertently resulted in a reduction in the number of OXANDRIN calls and details being made, which only recently came to our attention. We understand that corrective measures have been taken to increase the number of calls and details being made.


         Sales of our BIO-TROPIN and BIOLON in the third quarter of 2001 were $8.1 million and $2.8 million, compared to $6.1 million and $1.2 million, respectively, in the third quarter of 2000. There were no sales of DELATESTRYL in the third quarter. Human growth hormone, BIOLON, and DELATESTRYL sales through the first nine months of 2001 were $19.2 million, $6.9 million, and $5.0 million, respectively, or 21%, 47%, and 174%, respectively, ahead of last year's levels for the comparable period. These increases reflect, respectively, (a) increased penetration of the Japanese and European human growth hormone markets,
(b) increased sales of BIOLON in the U.S. following an upgrade in our manufacturing process (which had negatively impacted 2000 BIOLON sales while being implemented), and (c) heavy demand by wholesalers for DELATESTRYL at the beginning of this year when the anticipated return to the market of a competitor did not materialize, and reduced demand for DELATESTRYL in 2000.


         We anticipate product sales for the year of approximately $85 million and total revenues of approximate $100 million, although fourth quarter earnings per share is expected to be lower than third quarter earnings per share.


HUMAN GROWTH HORMONE

         In September 2001, the United States Court of Appeals for the Federal Circuit reinstated a Genentech, Inc. patent relating to a method for producing recombinant human growth hormone ("hGH") and a preliminary injunction against our product made by a particular process. The Genentech patent was invalidated on January 18, 2000, following a trial to a jury in the United States District Court for the Southern District of New York. The Federal Circuit did not decide the issue of infringement by BTG of the reinstated patent. We have never used the expression system charged with infringement in the Genentech litigation to manufacture hGH for U.S. sale. Moreover, we have developed a new expression system for our hGH that was approved by the FDA in 1999. Genentech has never contended that this new expression system infringes any of its patents. We plan to manufacture any hGH intended for the U.S. market using this alternate expression system.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholders.

                                 DIVIDEND POLICY

         We have never declared or paid any dividends on our stock. We currently anticipate that we will retain all future earnings to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, and general business conditions.

                              SELLING STOCKHOLDERS

         The following table sets forth information regarding the number of shares of our common stock beneficially owned by each of the selling stockholders as of April 10, 2001. The selling stockholders received their shares of common stock in connection with our acquisition of Myelos Corporation. None of the selling stockholders owns more than one percent of our outstanding common stock. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock or as a result of their employment with us as of the date of the closing of our acquisition of Myelos. No estimate can be given as to the amount of our common stock that will be beneficially owned by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares of our common stock beneficially owned by them. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                 NUMBER OF SHARES OF COMMON      NUMBER OF SHARES OF COMMON
                                                  STOCK BENEFICIALLY OWNED                  STOCK
           SELLING STOCKHOLDER(1)                   PRIOR TO OFFERING(2)            REGISTERED HEREIN(2)
           -------------------                      -----------------               -----------------

Chris Allen                                                 2,095                         2,095
Andrew C. Barnes Family Trust                              92,476                        92,476
David R. Barnes Trust                                      14,020                        14,020
Robert C. Barnes TTEE FBO Robert C.
  Barnes U/A/D dated 03/28/80                              14,934                        14,934
Arthur J. Benvenuto                                            84                            84
Arthur J. Benvenuto, Trustee                               13,752                        13,752
BIG Partners II                                            70,175                        70,175
Robert A. Bohrer                                            3,873                         3,873
Robert A. Bohrer and Karen B. Bohrer                        4,420                         4,420
Nigel Anthony Calcutt                                       2,358                         2,358
Wendy Marie Campana                                         1,106                         1,106
Jerry Caulder                                                 193                           193
Jerry D. Caulder Family Trust                              54,238                        54,238
Michael Caulder                                             2,767                         2,767
Centennial Fund IV, L.P.                                  552,370                       552,370
Charlotte P. Clark, Trustee U/D/T dtd
  5/9/94                                                   45,197                        45,197
Alexander D. Cross Trust                                    8,371                         8,371
Alexander D. Cross, TTEE Alexander D.
  Cross Family Trust UA DTD 07/08/91                        3,320                         3,320
Alan Culwell                                                  193                           193
Alan R. Culwell and Cina M. Culwell                         6,004                         6,004
Sam Darin                                                     117                           117
Sam Darin and Kristen Darin                                 1,131                         1,131
Fred Esch                                                  29,248                        29,248
Emerald Private Equity Fund L.L.C.                         40,585                        40,585
Elkan R. Gamzu                                                553                           553
GC Technology Fund, L.P.                                  201,609                       201,609
Great American Ventures, L.L.C.                             8,434                         8,434
Heazel Family Investments L.P.                              6,325                         6,325
Masao Hiraiwa and Yoshiko Hiraiwa                           1,179                         1,179
Byron Hood                                                 11,621                        11,621
Houston Medical Sciences Limited                           12,729                        12,729
Tara Kuehnert                                                 110                           110
Tara Kuehnert and James Matthew
  Kuehnert                                                    774                           774


                                                 17


LOR, Inc.                                                  36,895                        36,895
Jonathan MacQuitty and Laurie Hunter                       11,882                        11,882
Elisabeth Malcolm                                             747                           747
Ernest Mario                                                3,537                         3,537
Melanie June Marks                                            380                           380
Kathleen McDaniel                                             193                           193
Kathleen McDaniel and Gary D. McDaniel                      3,736                         3,736
MGVF III, Ltd.                                             36,895                        36,895
Denise Mitchell                                               193                           193
Montauk Partners, L.P.                                    179,204                       179,204
John F. and Ruth Ann Mullane                                1,768                         1,768
Susan L. O'Brien                                          147,694                       147,694
Terri L. O'Brien                                            1,627                         1,627
Barbara L. O'Leary                                            117                           117
Barbara L. and Daniel P. O'Leary                            1,875                         1,875
D. Elliot Parks                                            17,631                        17,631
Sheryl Parks                                               17,631                        17,631
Rees/Source Ventures #11 L.L.C.                            11,026                        11,026
The Regents of the University of California                14,548                        14,548
Marc K. Samet                                               3,873                         3,873
Robert Schuessler                                             193                           193
Robert J. Schuessler and Elizabeth H.
  Schuessler as Trustees of the Robert and
  Elizabeth Schuessler Family Trust,
  Declaration of Trust dated April 4, 1997                 21,307                        21,307
TBCC Funding Trust II                                          96                            96
The Rahn Group LLC                                         12,359                        12,359
Robert D. Ulrich and June Russell                          14,195                        14,195
Vanguard IV, L.P.                                         241,926                       241,926
Weathers Myelos, L.P.                                      11,068                        11,068
Weathers Myelos II, L.P.                                   92,975                        92,975
Judi Weissinger                                             1,117                         1,117
Michael T. White and Karen C. White                         4,767                         4,767
Woodside Fund III SBIC, L.P.                              179,099                       179,099
Woodside Fund IV, L.P.                                     36,895                        36,895
David Wright                                                  110                           110
David E. Wright and Cynthia S. Wright                      24,209                        24,209
Yellowstone Equity Partners IV                              5,349                         5,349
Michele Yelmene                                             1,179                         1,179

-----------------
(1) The selling stockholders have sole voting and investment authority with respect to the shares of BTG common stock owned by them, subject to community property laws where applicable.
(2) The selling stockholders have placed an aggregate of 55,825 shares of BTG common stock in escrow to satisfy certain indemnification obligations of these selling stockholders. Each selling stockholder placed in escrow that number of shares of BTG common stock representing its pro rata share of the 55,825 shares placed in escrow based on such selling stockholder's pro rata ownership of shares of Myelos Corporation. To the extent any of the shares held in escrow are returned to BTG in satisfaction of these indemnification obligations, the total number of shares beneficially owned by each selling stockholder would be reduced by their respective pro rata interest in the shares held in escrow that are returned to BTG.


                              PLAN OF DISTRIBUTION


         We are registering 2,344,657 shares of our common stock on behalf of the selling stockholders. As used herein, "selling stockholders" includes the selling stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:


         - a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         -    privately negotiated transactions.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

         The selling stockholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as agent of the selling stockholders, or as a principal for the broker-dealer's own account. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

         Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

         The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

         - the name of each such selling stockholder and of the participating broker-dealer(s);

         -    the number of shares involved;

         -    the price at which such shares were sold;

         - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

         - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         -    other facts material to the transaction.

         In addition, we will file a supplement to this prospectus upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares.

         We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Each selling stockholder that owns more than 6,000 shares of our common stock has agreed that prior to March 19, 2003 it will not without our consent sell in any three month period more than the greater of (1) 6,000 shares or (ii) 10% of the shares it received in the transaction. We can waive this restriction at any time without notice.

                                  LEGAL MATTERS


         The validity of the securities offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P. New York, New York. Mr. Carl Kaplan, a director of BTG, is a partner in Fulbright & Jaworski L.L.P. Attorneys at Fulbright & Jaworski L.L.P. own 6,039 shares of our common stock in the aggregate.


                                     EXPERTS

         The financial statements of Bio-Technology General Corp. incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


         The financial statements of Myelos Corporation incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Myelos Corporation's ability to continue as a going concern as described in Note 1 to the financial statements), and are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Copies of such material can be also obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference rooms in New York, New York and Chicago, Illinois, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

         We filed a registration statement on Form S-3 with the SEC to register the shares of BTG common stock to be sold by the selling stockholders. This prospectus is a part of the registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in BTG's registration statement or the exhibits to the registration statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of BTG stock offered by this prospectus:

         (i) our annual report on Form 10-K for the fiscal year ended December 31, 2000, as amended;

         (ii) our quarterly report on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

         (iii) our current reports on Form 8-K, filed on March 1, 2001 and March 30, 2001, as amended;

         (iv) the description of our common stock contained in our registration statement on Form 8-A, dated July 25, 1983, as amended by Amendment No. 1 to Form 8-A dated September 29, 1983, and Amendment No. 2 to Form 8-A, dated October 1, 1986; and

         (v) the description of our preferred stock purchase rights contained in our registration statement on Form 8-A, filed on October 9, 1998.

         We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: Bio-Technology General Corp., 70 Wood Avenue South, Iselin, N.J. 08830, (732) 632-8800, Attention: Robert Shaw, Esq., Senior Vice President-General Counsel.

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                                     PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

          SEC registration fee ...............................$ 6,336.44
          Legal fees and expenses ............................$15,000.00
          Accounting fees and expenses........................$12,000.00
          Miscellaneous expenses .............................$ 6,663.56
                                                              ----------
                   Total:                                     $40,000.00
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

         In accordance with Section 145 of the DGCL, Article VI of BTG's By-laws provides that BTG shall indemnify each person who is or was a director, officer, employee or agent of BTG or is or was serving at the request of BTG as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action suit or proceeding; PROVIDED, HOWEVER, that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BTG and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification provided by BTG's By-laws is not exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Expenses (including attorneys' fees) incurred by an officer or director in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by BTG in advance of the final disposition upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by BTG.

         In addition, BTG has entered into indemnification agreements with each of its directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


 2.1     Agreement and Plan of Reorganization by and among Bio-Technology
         General Corp., MYLS Acquisition Corp. and Myelos Corporation, dated as of February 21, 2001.*

 5.1     Opinion of Fulbright &Jaworski L.L.P.**

23.1     Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).**

23.2     Consent of Arthur Andersen LLP. +

23.3     Consent of Ernst & Young LLP, independent auditors. +

24.1     Power of Attorney (included on signature page).**


------------------
 * Incorporated by reference to our report on Form 8-K, filed on March 30, 2001.

** Previously filed.

 + Filed herewith.

     (b) Financial Statement Schedules.

                  None.

ITEM 17.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin and State of New Jersey on the 17th day of October, 2001.


                                            BIO-TECHNOLOGY GENERAL CORP.



                                            By:   /s/ Sim Fass
                                               --------------------------------
                                                              Sim Fass
                                                      CHAIRMAN OF THE BOARD AND
                                                        CHIEF EXECUTIVE OFFICER


                         -------------------------------




         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


         NAME                                 TITLE                           DATE
         ----                                 -----                           ----
                                 Chairman of the Board, Chief            October 17, 2001
  /s/ Sim Fass                       Executive Officer and Director
------------------------------       (Principal Executive Officer)
             Sim Fass

  /s/ Herbert Conrad*                Director                            October 17, 2001
------------------------------
             Herbert Conrad

  /s/ Carl Kaplan*                   Director                            October 17, 2001
------------------------------
             Carl Kaplan

  /s/ Allan Rosenfield*              Director                            October 17, 2001
------------------------------
              Allan Rosenfield


  /s/ David Tendler*                 Director                            October 17, 2001
------------------------------
             David Tendler


  /s/ Virgil Thompson*               Director                            October 17, 2001
------------------------------
             Virgil Thompson

  /s/ Dan Tolkowsky*                 Director                            October 17, 2001
------------------------------
             Dan Tolkowsky

  /s/ Faye Wattleton*                Director                            October 17, 2001
------------------------------
             Faye Wattleton


                                            II-3


     /s/ Herbert Weissbach*          Director                            October 17, 2001
------------------------------
           Herbert Weissbach

     /s/ John Bond               Senior Vice President-Finance           October 17, 2001
------------------------------       (Principal Financial and
           John Bond                 Accounting Officer)



*  By /s/Robert Shaw
------------------------------
         Robert Shaw
(As Attorney-in-Fact for each
  of the Persons indicated)

                                  EXHIBIT INDEX



EXHIBIT
NUMBER       EXHIBIT
------       -------
 2.1     Agreement and Plan of Reorganization by and among Bio-Technology General
         Corp., MYLS Acquisition Corp. and Myelos Corporation, dated as of
         February 21, 2001.*
 5.1     Opinion of Fulbright & Jaworski L.L.P.**
23.1     Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).**
23.2     Consent of Arthur Andersen LLP.+
23.3     Consent of Ernst & Young LLP, independent auditors+
24.1     Power of Attorney (included on signature page).**


-------------------------

 * Incorporated by reference on our report on Form 8-K, filed on March 30,2001.

** Previously filed.

 + Filed herewith.